AM 3/17/04

04016182

ES
E COMMISSION
20549

VF 3-18-04

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| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR 16 2004

| SEC FILE NUMBER |
|---|
| 8- 17289 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 02/01/03 (MM/DD/YY) AND ENDING 01/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAHLER & EMERSON INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 LEXINGTON AVENUE
(No. and Street)

| NEW YORK, | NEW YORK | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HERBERT W. MAHLER (212)-476-0780
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NELSON MAYOKA & COMPANY PC
(Name – *if individual, state last, first, middle name*)

| 7 HIGH STREET SUITE 212, | HUNTINGTON, | NEW YORK | 11743 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AM 3.18.04

# OATH OR AFFIRMATION

I, HERBERT W. MAHLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAHLER & EMERSON INC., as of JANUARY 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA PEREZ
Notary Public, State of New York
No. 01PE6003263
Qualified in Kings County
Commission Expires March 2, 2006

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nelson, Mayoka & Company, P.C.

**CERTIFIED PUBLIC ACCOUNTANTS**

| *Manhattan Office* | *Long Island Office* |
|---|---|
| *950 Third Avenue, 31ST Fl* | *7 High Street, Suite 212* |
| *New York, NY 10022* | *Huntington, NY 11743* |
| *Tel. (212) 697-7979* | *Fax (212) 697-8997* |

E-mail: nelsonmayoka@yahoo.com

## Independent Auditor's Report

Board of Directors
Mahler & Emerson Inc.
New York, New York

We have audited the accompanying statement of financial condition of Mahler & Emerson Inc. as of January 31, 2004 and the related statements of income, changes in stockholders equity, cash flows, and changes in liabilities subordinated to claims and general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mahler & Emerson Inc. as of January 31, 2004, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Nelson, Mayoka and Company, PC*
New York, New York
February 27, 2004

Exhibit A

Mahler & Emerson Inc.
Statement of Financial Condition
January 31, 2004

Assets

| | |
|---|---|
| Cash and cash equivalents (Note 1) | $ 11,070 |
| Securities owned at market value (Note 2) | 712,319 |
| Due from Others | 19,919 |
| Total Assets | $ 743,308 |

Liabilities & Stockholders' Equity

| | |
|---|---|
| Accounts Payable & Accrued Expenses | $ 59,189 |
| Total Liabilities | 59,189 |
| Stockholders' equity (Notes 4 and 5) | |
| Common Stock | 366,130 |
| Retained Earnings | 317,989 |
| Total Stockholder's Equity | 684,119 |
| Total Liabilities & Stockholder's Equity | $ 743,308 |

The accompanying notes are an integral part of these financial statements